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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CBC Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Chestnut Street, Suite 8, Needham, MA 02492

(No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald R. Pollard   631-721-3541

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA

(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Pollard _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBC Securities, Inc. _____ , as of December 31 _____, 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Compliance Officer
_____
Title



Notary Public



GLORIA RODRIGUEZ
Notary Public - State of New York
NO. 01RO6313000
Qualified in Suffolk County
My Commission Expires Oct 14, 2022

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CBC Securities, Inc.
Financial Statements
and
Supplemental Information

For the Year Ended December 31, 2019

CBC Securities, Inc.
Financial Statements
For the Year Ended December 31, 2019

Table of Contents



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of CBC Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBC Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CBC Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CBC Securities, Inc.'s management. Our responsibility is to express an opinion on CBC Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CBC Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of CBC Securities, Inc.'s financial statements. The supplemental information is the responsibility of CBC Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

[signature]

We have served as CBC Securities, Inc.'s auditor since 2014.

Maitland, Florida

February 21, 2020

Assets

Current	
Cash	$ 41,039
Fixed Assets	
Gross	1,377
Accumulated Depreciation	(1,377)
Net Fixed Assets	-
Prepaid Expenses and Other Assets	6,923
Total Assets	$ 47,962

Liabilities

Current	$ -

Stockholder's Equity

Paid-in Capital	236,854
Retained Deficit	(188,892)
Total Stockholders' Equity	47,962
Total Liabilities and Stockholder's Equity	$ 47,962

The footnotes are an integral part of the financial statements.

Revenue

Advisory and Consulting Fees	$	5,000
Interest		1,092
Total Revenue		6,092

Expenses

Consulting Services	77,720
Professional Services	12,296
Regulatory	10,936
Occupancy	7,695
Depreciation	1,102
Other	567
Total Expenses	110,316
Net Loss	$ (104,224)

The footnotes are an integral part of the financial statements.

CBC Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Paid-in Capital	Retained Deficit	Total
BALANCES, December 31, 2018	$104,368	$ (84,668)	$ 19,700
Net loss	-	(104,224)	(104,224)
Capital investments	132,486	-	132,486
BALANCES, December 31, 2019	$236,854	$ (188,892)	$ 47,962

The footnotes are an integral part of the financial statements.

CBC Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS USED IN OPERATING ACTIVITIES:

Net Loss	$ (104,224)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in Assets and Liabilities:	
Prepaid Expenses and Other Assets	(6,923)
Net cash used in operating activities	(111,147)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Net disposal of Fixed Assets	1,101
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital investments	132,486
NET INCREASE IN CASH and CASH EQUIVALENTS	22,440
CASH AND CASH EQUIVALENTS, at beginning of year	18,599
CASH AND CASH EQUIVALENTS, at end of year	$ 41,039

The footnotes are an integral part of the financial statements.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES

The accounting principles followed by CBC Securities, Inc. ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

<u>Organization</u>

The Company is based in Needham, Massachusetts, and has adopted a calendar year end.

<u>Description of Business</u>

The Company is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and operates under SEC Rule 15c3-3(k)(2)(i) that provides an exemption because of limited business. The Company provides financial advisory and consulting services for mergers and acquisitions, and private placement services for debt and equity, in addition to valuation services and analysis.

<u>Basis of Accounting</u>

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Revenue from Contracts with Customers</u>

Significant Judgments

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES, (CONT.)

Investment Banking Fees

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2019 there were no advances to the Company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are held at high credit quality financial institutions at which deposits are insured up to $250,000 per account by the Federal Deposit Insurance Corporation ("FDIC") or in money market savings accounts.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based upon quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Business Concentrations

The Company provides financial advisory and consulting services for mergers, acquisitions, divestitures, private placements of debt and equity in addition to valuation services and analysis.

The Company earned revenue from 1 customer that accounted for 100% of its fees earned for the year ended December 31, 2019.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision for liability for income taxes is necessary. The shareholder and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2014.

NOTE 2—NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3 percent of aggregate indebtedness ($0 at December 31, 2019), or $5,000 whichever is greater. The Company operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2019 the net capital as computed was $40,438. Consequently, the Company had excess net capital of $35,438.

At December 31, 2019 the percentage of aggregate indebtedness to net capital was 0 percent versus an allowable percentage of 1500 percent.

NOTE 3—RELATED PARTY TRANSACTIONS

The Company does not have an expense agreement with its shareholder, and currently operates in a manner in which its direct operating expenses are recorded by the Company, a practice that shall continue going forward.

NOTE 4—POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 5—SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms.

NOTE 6—COMMITMENTS AND CONTINGENCIES

CBC Securities, Inc. does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 7 – OFFICE LEASE

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $4,802 relating to the current office lease for the year ended December 31, 2019.

NOTE 8 —COMPANY CONDITIONS

The Company has a loss of $104,224 for the year ended December 31, 2019 and has received capital contributions from its shareholder for working capital. The Company's shareholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The shareholder has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going-concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going-concern.

NOTE 9—SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1, 2019 through February 21, 2020, the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.

Schedule I
CBC Securities, Inc.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2019

Computation of Net Capital

Total Stockholder's Equity	$	47,962
Non-Allowable Assets:		
Prepaid Expenses and Other Assets		6,923
Tentative Net Capital		41,039
Haircuts on Money Market Savings		601
Net Allowable Capital	$	40,438

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a percentage of Aggregate Indebtedness	$	-
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	35,438

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	-
Percentage of Aggregate Indebtedness to Net Capital		0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2019.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of CBC Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CBC Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CBC Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) CBC Securities, Inc. stated that CBC Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CBC Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CBC Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 21, 2020

Schedule II
CBC Securities, Inc.
Computation for Determining of Reserve Requirements
Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to CBC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).



CBC Securities, INC.

CBC Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240 17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §15c3-3 under the following provisions of 17 C.F.R. §15c3-3 (k)(2)(i)

and

(2) The Company met the identified exemption provisions in 17 C.F.R. §15c3-3 (k)(2)(i) throughout the most recent fiscal year without exceptions.

I, Donald Pollard, Chief Compliance Officer of CBC Securities, Inc., affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Donald R. Pollard

Chief Compliance Officer

January 29, 2020

20 Chestnut Street, Suite 8, Needham, Massachusetts, 02492, (617) 797-2007